EXHIBIT 10.2

FIRST AMENDMENT

THIS FIRST AMENDMENT dated as of October 7, 2011 (this "Amendment") amends the Credit Agreement dated as of November 23, 2010 (the "Credit Agreement") among CLECO POWER LLC (the "Borrower"), various financial institutions and JPMORGAN CHASE BANK, N.A., as administrative agent. Capitalized terms used but not defined herein have the respective meanings set forth in the Credit Agreement.

WHEREAS, the Borrower, the Lenders and the Administrative Agent have agreed to amend the Credit Agreement as more fully set forth below;

NOW, THEREFORE, the parties hereto agree as follows:

SECTION 1. Amendments to Credit Agreement.   Upon the occurrence of the Amendment Effective Date (as defined in Section 3 below), the Credit Agreement shall be amended as set forth below in this Section 1

1.1 Revised Pricing Grid. The pricing grid set forth in the definition of "Applicable Margin" is amended in its entirety to read as follows:

Pricing Level	ABR Margin	Eurodollar Margin and LC Fee	Facility Fee
Pricing Level I	0.000%	0.900%	0.100%
Pricing Level II	0.075%	1.075%	0.175%
Pricing Level III	0.275%	1.275%	0.225%
Pricing Level IV	0.500%	1.500%	0.250%
Pricing Level V	0.675%	1.675%	0.325%
Pricing Level VI	0.875%	1.875%	0.375%

1.2 Extension of Maturity Date. The definition of Maturity Date is amended by deleting the date "November 23, 2014" therein and substituting "October 7, 2016" therefor.

1.3 Changes in Commitments. Schedule 2.1 is replaced by the Schedule 2.1 attached hereto (and, after giving effect hereto, the aggregate Commitments and the Commitments of the Lenders shall be the amounts shown on such replacement Schedule).

SECTION 2. Representations and Warranties. The Borrower represents and warrants to the Lenders and the Administrative Agent that, as of the date of this Amendment, (a) each representation and warranty set forth in Article 4 of the Credit Agreement is true and correct, except to the extent such representation and warranty specifically relates to an earlier date, in which case such representation and warranty shall have been true and correct on and as of such earlier date; and (b) no Default has occurred and is continuing.

SECTION 3. Conditions Precedent to Effectiveness. This Amendment will become effective on the date (the "Amendment Effective Date") on which the Administrative Agent has received:

3.1 Amendment. Counterparts hereof signed by the Borrower and all Lenders.

3.2 Upfront Fees. A fee for each Lender equal to the sum of (a) 0.15% of such Lender's Commitment before giving effect to this Amendment (or, if less, the amount of the Commitment of such Lender after giving effect to this Amendment) and (b) 0.375% of the amount of any increase in such Lender's Commitment pursuant to this Amendment. Promptly after the effectiveness hereof, the Administrative Agent shall deliver to each Lender the fee payable to such Lender pursuant hereto.

3.3 Other Documents. Such other documents as the Administrative Agent may reasonably request.

SECTION 4. Miscellaneous.

4.1 Continuing Effectiveness, etc. Except to the extent expressly set forth in Section 1, all of the terms and conditions of the Credit Agreement and the other Loan Documents Agreements shall remain unchanged and in full force and effect. After the effectiveness of this Amendment, all references in the Credit Agreement and the other Loan Documents to "Credit Agreement" or similar terms shall refer to the Credit Agreement as amended hereby.

4.2 Counterparts. This Amendment may be executed in any number of counterparts and by the different parties hereto on separate counterparts and each such counterpart shall be deemed to be an original, but all such counterparts shall together constitute but one and the same agreement. Delivery of an executed signature page of this Amendment by facsimile or other electronic transmission (such as in a .pdf file) shall be effective as delivery of a manually executed counterpart hereof.

4.3 Incorporation by Reference. The provisions of Sections 10.3 (*Expenses; Indemnity; Damage Waiver*), 10.9 (*Governing Law; Jurisdiction; Consent to Service of Process*) and 10.10 (*WAIVER OF JURY TRIAL*) of the Credit Agreement are incorporated herein by reference as if fully set forth herein, mutatis mutandis.

4.4 Exiting Lenders. Upon the effectiveness of the Amendment, Bank of America, N.A. and Deutsche Bank AG New York Branch shall cease to be Lenders and shall have no further rights or obligations under the Credit Agreement (except for rights and obligations arising under provisions of the Credit Agreement that by their terms survive termination thereof).

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first above written.

CLECO POWER LLC

By: /s/ Charles A. Mannix
Name: Charles A. Mannix
Title: Vice President - Tax & Treasurer

JPMORGAN CHASE BANK, N.A., individually, as Issuing Bank and as Administrative Agent

By: /s/ Helen D. Davis
Name: Helen D. Davis
Title: Authorized Officer

CRÉDIT AGRICOLE CORPORATE AND
INVESTMENT BANK, individually and as a
Syndication Agent

By: /s/ Sharada Manne
Name: Sharada Manne
Title: Director

By: /s/ Page Dillehunt
Name: Page Dillehunt
Title: Managing Director

KEYBANK NATIONAL ASSOCIATION,
individually and as a Syndication Agent

By: <u>/s/ Paul J. Pace</u>
Name: Paul J. Pace
Title: Senior Vice President

U.S. BANK NATIONAL ASSOCIATION,
individually and as a Documentation Agent

By: /s/ Paul Morrison
Name: Paul Morrison
Title: Senior Vice President

CAPITAL ONE, N.A.

By: /s/ Kermit W. Pharris, Jr.
Name: Kermit W. Pharris, Jr.
Title: Vice President

WELLS FARGO BANK, NATIONAL ASSOCIATION

By: /s/ Keith Luettel
Name: Keith Luettel
Title: Vice President

REGIONS BANK

By: <u>/s/ Kevin T. Smith</u>
Name: Kevin T. Smith
Title: Senior Vice President

CREDIT SUISSE AG, CAYMAN ISLANDS
BRANCH

By: /s/ Ari Bruger
Name: Ari Bruger
Title: Vice President

By: /s/ Vipul Dhadda
Name: Vipul Dhadda
Title: Associate

HANCOCK BANK

By: /s/ Brent Fairley
Name: Brent Fairley
Title: Senior Vice President

WHITNEY BANK (A SUBSIDIARY OF
HANCOCK HOLDING COMPANY)

By: /s/ Larry Attenhofer
Name: Larry Attenhofer
Title: Senior Vice President

GOLDMAN SACHS BANK USA

By: <u>/s/ Anna Ostrovsky</u>
Name: Anna Ostrovsky
Title: Authorized Signatory

CLECO POWER LLC CREDIT AGREEMENT
SCHEDULE 2.1

LIST OF COMMITMENTS

Lender	Commitment
JPMorgan Chase Bank, N.A.	$69,090,908.72
KeyBank National Association	$47,272,727.45
Credit Agricole Corporate and Investment Bank	$47,272,727.45
U.S. Bank National Association	$27,272,727.28
Capital One, N.A.	$21,818,181.82
Wells Fargo Bank, National Association	$21,818,181.82
Regions Bank	$21,818,181.82
Hancock Bank	$10,909,090.91
Whitney Bank	$10,909,090.91
Credit Suisse AG, Cayman Islands Branch	$10,909,090.91
Goldman Sachs Bank USA	$10,909,090.91
Total	**$300,000,000**